CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2017

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Notice of No Auditor Review of
Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2017	2016

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$137,502	$142,472
Total non-current assets		137,502	142,472

Current assets
Held-to-maturity investments	4	14,727	–
Amounts receivable from a related party	8	6	–
Amounts receivable and prepaid expenses	5	465	679
Restricted Cash	6	778	–
Cash and cash equivalents	6	34,032	7,196
Total current assets		50,008	7,875

Total Assets		$187,510	$150,347

EQUITY

Capital and reserves
Share capital	7	$509,790	$452,132
Reserves		96,673	102,821
Deficit		(441,700)	(406,106)
Total equity		164,763	148,847

LIABILITIES

Non-current liabilities
Trade and other payables	9	13,716	–
Total non-current liabilities		13,716	–

Current liabilities
Payables to related parties	8	480	240
Trade and other payables	9	8,551	1,260
Total current liabilities		9,031	1,500

Total liabilities		22,747	1,500

Total Equity and Liabilities		$187,510	$150,347

Commitments (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2017	2016	2017	2016

Expenses
Exploration and evaluation expenses	3, 11	$3,929	$1,294	$5,709	$3,319
General and administrative expenses	11	2,757	1,844	5,305	3,974
Legal, accounting and audit		22,227	3,318	23,532	7,172
Share-based compensation	7 (d),(f)	558	186	1,065	342
Loss from operating activities		29,471	6,642	35,611	14,807
Foreign exchange loss (gain)		867	(68)	220	82
Interest income		(155)	(1)	(237)	(6)
Amount receivable written off		–	15	–	15
Gain on sale of available-for-sale financial assets		–	–	–	(70)
Loss on sale of plant and equipment		–	–	–	23
Loss before tax		30,183	6,588	35,594	14,851
Deferred Income tax (recovery) expense		–	–	–	–
Net loss		$30,183	$6,588	$35,594	$14,851

Other comprehensive loss (income)
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	3, 7 (g)	3,002	791	4,347	9,666
Derecognition of available-for-sale financial assets		–	–	–	(105)
Other comprehensive loss		$3,002	$791	$4,347	$9,561

Total comprehensive loss		$33,185	$7,379	$39,941	$24,412

Basic and diluted loss per common share	10	$0.10	$0.03	$0.12	$0.07

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2017	2016

Operating activities
Net loss		$(35,594)	$(14,851)
Non-cash or non operating items
Amount receivable written off		–	15
Depreciation		85	104
Gain on disposal of available-for-sale financial assets		–	(70)
Loss on sale of plant and equipment		–	23
Interest earned on cash and held-to-maturity investments		(237)	(6)
Non-current legal fees payable	9	13,716	–
Share-based compensation		1,065	342
Unrealized exchange loss		562	290
Changes in working capital items
Restricted cash	6 (b)	(778)	453
Amounts receivable and prepaid expenses		227	515
Amounts receivable from a related party		(6)	–
Trade and other payables		7,837	629
Payables to related parties		240	(409)

Net cash used in operating activities		(12,883)	(12,965)

Investing activities
Purchase of held-to-maturity investments	4	(14,873)	–
Proceeds from disposal of available-for-sale financial assets		–	1,754
Interest received on cash and cash equivalents and held-to-maturity investments		123	6
Net cash (used in) from investing activities		(14,750)	1,760

Financing activities
Net proceeds from prospectus financing	7 (b)	–	16,116
Net proceeds from bought deal financing	7 (b)	45,887	–
Proceeds from the exercise of share purchase options and warrants	7 (c)-(d)	8,905	66
Net cash from financing activities		54,792	16,182

Net increase in cash and cash equivalents		27,159	4,977
Effect of exchange rate fluctuations on cash and cash equivalents		(323)	(290)
Cash and cash equivalents - beginning balance		7,196	7,509

Cash and cash equivalents - ending balance	6	$34,032	$12,196

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NorthernDynasty MineralsLtd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity	Foreign
				settled	currency		Share
				share-based	translation	Investment	Purchase
		Number of		compensation	reserve	revaluation	Warrants		Total
		shares	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	equity

Balance at January 1, 2016		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980
Common shares issued upon exercise of share purchase options		211,500	66	–	–	–	– #	–	66
Fair value allocated to shares issued on options exercised		–	37	–	–	–	(37)	–	–
Common shares issued pursuant to prospectus financing	7 (b)	38,000,000	10,395	–	–	–	–	–	10,395
Warrants issued pursuant to prospectus financing	7 (b)	–	–	–	–	–	5,721	–	5,721
Share-based compensation		–	–	342	–	–	–	–	342
Net loss		–	–	–	–	–	–	(14,851)	(14,851)
Other comprehensive (loss) income net of tax		–	–	–	(9,666)	105	–	–	(9,561)
Total comprehensive loss									(24,412)

Balance at June 30, 2016		260,150,876	$445,567	$56,539	$30,813	$(2)	$8,150	$(393,975)	$147,092

Balance at January 1, 2017		270,869,561	$452,132	$58,926	$36,233	$(2)	$7,664	$(406,106)	$148,847
Common shares issued on exercise of options per option plan	7 (d)	1,224,200	1,730	–	–	–	–	–	1,730
Common shares issued on exercise of options not under option plan	7 (c)	100,000	40	–	–	–	–	–	40
Common shares issued upon exercise of warrants	7 (c)	11,453,972	7,135	–	–	–	–	–	7,135
Fair value allocated to shares issued on options exercised per plan		–	777	(777)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan		–	39	–	–	–	(39)	–	–
Fair value and costs allocated to share capital on exercise of warrants		–	2,050	–	–	–	(2,050)	–	–
Common shares issued pursuant to bought deal financing, net of transaction costs	7 (b)	20,240,000	45,887	–	–	–	–	–	45,887
Share-based compensation		–	–	1,065	–	–	–	–	1,065
Net loss		–	–	–	–	–	–	(35,594)	(35,594)
Other comprehensive loss net of tax		–	–	–	(4,347)	–	–	–	(4,347)
Total comprehensive loss									(39,941)

Balance at June 30, 2017		303,887,733	$509,790	$59,214	$31,886	$(2)	$5,575	$(441,700)	$164,763

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE- MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and six months ended June 30, 2017, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the period ended June 30, 2017, the company raised gross proceeds of US$37,440 ($49,067) through a bought deal financing (note 7(b)) and $8,905 from the exercise of share purchase options and warrants.

As at June 30, 2017, the Group has $34,032 in cash and cash equivalents for its operating requirements and a further $14,727 in held-to-maturity investments which mature and become available to the Group in August and November this year. The Group incurred a net loss of $35,594 and $14,851 during the six months ended June 30, 2017 and 2016, respectively and had a deficit $441,700 as at June 30, 2017. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements to at least the end of the Group’s fiscal year. Additional financing will be required in order to progress any material expenditures at the Pebble Project in 2018. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act ("CWA") to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case moved forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act ("FOIA") by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that the EPA "improperly withheld documents in full," and that "many of the documents that the defendant released should have been released to begin with because the portions that the defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. A decision has not yet been issued. The Court agreed, concluding that it had "no confidence that [the EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents the EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

On October 27, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under FACA.

On December 30, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court staying the ongoing FACA litigation until March 20, 2017 and, on that date, the parties filed a Joint Motion in federal court to extend a stay of proceedings in ongoing litigation under FACA to May 4, 2017 and then to May 11, 2017 in the interest of resolving the matter. The Court’s Preliminary Injunction of November 25, 2014, remained in effect for the duration of the stay.

No mediator was appointed as the Pebble Partnership and the EPA engaged in direct discussions and a joint settlement agreement was reached on May 12, 2017 over the federal agency’s pre-emptive regulatory action. With the settlement, the Group can proceed into normal course permitting under the CWA and NEPA.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2016, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements other than those as discussed in (c) and (d) below. These Financial Statements were authorized for issue by the Audit and Risk Committee on August 9, 2017.

(b)	Basis of Preparation and Consolidation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in full on consolidation.

There was no change in the composition of the Group during the reporting period.

(c)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group adopted the following amendments and annual improvements that became effective January 1, 2017:

•	Amendments to IAS 7, Statement of Cash Flows – Disclosure Initiative
•	Amendments to IAS 12, Income Taxes – Recognition of Deferred Tax Assets for Unrealised Losses
•	Annual improvements to IFRS 2014 – 2016 Cycle – Amendments to IFRS 12, Disclosure of Interests in Other Entities

The amendments and annual improvements had no material effect on the Financial Statements.

(d)	Accounting Standards, Amendments and Revised Standards Not Yet Effective Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments ("IFRS 9")
•	IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

The Group anticipates that the adoption of IFRS 9 and IFRS 15 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business and the current stage of development in the Group’s operations.

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases ("IFRS 16") and revised IAS 17, Leases ("IAS 17").

The Group anticipates that the adoption of IFRS 16 will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months. The Group currently has a 5 year office lease (refer note 12).

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Financial Instruments

Non-derivative financial assets:

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment. The Group invested in fixed maturity guaranteed investment certificates during the six month period (note 4).

(f)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2016.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2017	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning and ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(558)	$(558)
Charge [2]	–	(85)	(85)
Ending balance	$–	$(643)	$(643)

Foreign currency translation difference	24,512	211	24,723

Net carrying value – Ending balance	$137,053	$449	$137,502

Year ended December 31, 2016	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,032	$113,573
Dispositions	–	(151)	(151)
Ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(481)	$(481)
Charge[2]	–	(205)	(205)
Eliminated on disposal	–	128	128
Ending balance	$–	$(558)	$(558)

Foreign currency translation difference	29,381	227	29,608

Net carrying value – Ending balance	$141,922	$550	$142,472

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes

1.

Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

4.	HELD-TO-MATURITY INVESTMENTS

	June 30	December 31
	2017	2016
Total – Guaranteed Investment Certificates	$14,727	$–

The investments comprise US and Canadian dollars, earn interest between 1.34% and 1.46% per annum and mature in August or November of this year.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2017	2016
Sales tax receivable	$76	$50
Amounts receivable	127	138
Prepaid expenses	262	491
Total	$465	$679

6.	CASH AND CASH EQUIVALENTS

(a)	Cash and Cash Equivalents

	June 30	December 31
	2017	2016
Business and savings accounts	$20,538	$7,196
Guaranteed Investment Certificates	13,494	–
Total	$34,032	$7,196

(b)	Restricted Cash

The Group has a cash deposit of US$600 ($778) with a United States financial institution which has been pledged to the surety provider of the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guaranty related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities at the Pebble Project.

Page | 10

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2017, the authorized share capital comprised an unlimited (2016 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Financings

January 2017

The Group completed a bought deal offering (the "Offering") of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,440 ($49,067). The Offering was completed by way of a prospectus filed in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. After transactions costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

June 2016

The Group completed a prospectus offering of 38,000,000 units in the capital of the Company at a price of $0.45 per unit for gross proceeds of approximately $17,100 (the "Gross Proceeds"). Each Unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase an additional common share at an exercise price of $0.65 per common share until June 10, 2021. The Group incurred a total of $983 in issuance costs to the point related to agents, advisory, regulatory and legal fees. The Group apportioned the Gross Proceeds and issuance costs between share capital and warrants based on the relative fair values of the common shares and warrants on date of issue. Accordingly, of the total net proceeds of $16,116, $10,395 was allocated to share capital and $5,721 to warrants.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options which were not issued under the Group’s incentive plan (note 7(d)), each exercisable to acquire one common share of the Company, at the beginning and end of the period:

Page | 11

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Six months ended June 30, 2017
Exercise		Beginning				Ending
price ($)	Expiry date	Balance	Issued	Exercised	Expired	Balance

Options issued pursuant to the acquisition of Cannon Point Resources [1]
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	91,650	–	–	–	91,650
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	138,650	–	(100,000)	–	38,650
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	56,400	–	–	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		446,500	–	(100,000)	–	346,500

Warrants issued pursuant to the acquisition of Mission Gold [1]
0.55	July 9, 2020	11,288,698	–	(3,426,520)	–	7,862,178
3.00	September 14, 2017	2,871,676	–	(8,952)	–	2,862,724
Total		14,160,374	–	(3,435,472)	–	10,724,902

Warrants issued pursuant to financings [2]
0.65	June 10, 2021	39,396,410	–	(8,018,500)	–	31,377,910
Total		39,396,410	–	(8,018,500)	–	31,377,910

Grand Total		54,003,284	–	(11,553,972)	–	42,449,312

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Six months ended June 30, 2016
Exercise		Beginning		Exercised/		Ending
price ($)	Expiry date	Balance	Issued	converted	Expired	Balance

Options issued pursuant to the acquisition of Cannon Point[1]
0.29	January 29, 2016	150,400	–	(150,400)	–	–
0.37	January 29, 2016	220,900	–	(61,100)	(159,800)	–
0.40	January 29, 2016	150,400	–	–	(150,400)	–
0.43	January 29, 2016	37,600	–	–	(37,600)	–
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	225,600	–	–	–	225,600
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	150,400	–	–	–	150,400
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	75,200	–	–	–	75,200
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		1,170,300	–	(211,500)	(347,800)	611,000

Warrants issued pursuant to the acquisition of Mission Gold[1]
0.55	July 9, 2020	13,801,672	–	–	–	13,801,672
3.00	September 14, 2017	2,871,676	–	–	–	2,871,676
Total		16,673,348	–	–	–	16,673,348

Warrants issued pursuant to prospectus financing[2]
0.65	June 10, 2021	–	38,000,000	–	–	38,000,000

Grand Total		17,843,648	38,000,000	(211,500)	(347,800)	55,284,348

Notes to previous tables:

1.

The Group exchanged options and warrants to purchase shares in Cannon Point Resources Ltd. ("Cannon Point") and warrants to purchase shares in Mission Gold Ltd. ("Mission Gold") for options and warrants to purchase shares in the Company pursuant to the acquisition of Cannon Point in October 2015 and Mission Gold in December 2015 respectively.

2.	Refer Note 7(b).

At June 30, 2017, warrants and non-employee options had a weighted average exercise price of $0.79 (December 31, 2016 – $0.75) and a weighted average remaining life of 3.52 years (December 31, 2016 – 4.05 years).

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s outstanding share purchase options ("options") issued pursuant to the Group’s incentive plan for the six months ended June 30, 2017 and 2016:

	2017		2016
				Weighted
		Weighted		average
		average		exercise
	Number of	exercise price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Beginning Balance	15,861,131	0.92	9,755,600	1.27
Granted	–	–	600,000	0.48
Expired	(508,100)	2.88	(27,000)	15.44
Exercised	(1,224,200)	1.41	–	–
Forfeited	–	–	(38,000)	0.50
Cancelled	–	–	(55,800)	1.50
Ending Balance	14,128,831	0.81	10,234,800	1.18

Details of options exercised during the six months ended June 30, 2017 (2016 – nil) were as follows:

			Weighted average
		Weighted average	market share price
	Number	exercise price	on exercise
Period	of options	($/option)	($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
	1,224,200	1.41	3.23

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s options exercisable as at the following reporting dates:

	June 30, 2017		December 31, 2016
		Weighted average		Weighted average
		remaining		remaining
	Number of	contractual		contractual
	options	life	Number of options	life
Exercise prices ($)	exercisable	(years)	exercisable	(years)
0.48	250,000	3.71	200,000	4.21
0.49	1,940,670	3.79	2,009,670	4.28
0.50	1,973,676	2.84	2,074,676	3.27
0.72	200,000	2.21	200,000	2.71
0.89	1,099,998	1.79	1,113,498	2.22
1.77	3,110,000	1.66	3,991,800	1.71
3.00	–	–	475,000	0.49
	8,574,344	2.50	10,064,644	2.61

The weighted average exercise price for exercisable options as at June 30, 2017 was $1.01 (December 31, 2016 – $1.17) per option.

(e)	Deferred Share Units (“DSUs”)

For the six months ended June 30, 2017, the Group has a total of 458,129 DSUs outstanding (2016 – nil).

(f)	Restricted Share Units (“RSUs”)

For the six months ended June 30, 2017, the Group has a total of 639,031 RSUs outstanding (2016 – nil). The Group has recognized $218 during the period to date as share-based compensation with a corresponding increase in the equity- settled share payment reserve in equity.

(g)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	June 30	December 31
	2017	2016
Receivable from related parties
Hunter Dickinson Services Inc. (b)	$6	$–
Total receivable from related parties	$6	$–

Payable to related parties
Hunter Dickinson Services Inc. (b)	$413	$240
Key management personnel (a)	67	–
	$480	$240

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(b)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

For the three and six months ended June 30, 2017 and 2016, the aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors, Chief Financial Officer ("CFO") and senior management including the Senior Vice President ("SVP"), Corporate Development, Vice President ("VP"), Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("PLP CEO"), Chair of Pebble Mines Corp ("PMC Chair"), SVP, Corporate Affairs (Pebble Partnership) ("PLP SVP") and Company Secretary, were as follows:

	Three months		Six months
Transaction	2017	2016	2017	2016
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$799	$492	$1,660	$1,158
Amounts paid and payable to KMP [2]	567	666	1,166	1,228
Bonuses paid to KMP [3]	702	–	1,140	–
	2,068	1,158	3,966	2,386
Share-based compensation	463	149	932	225
Total compensation	$2,531	$1,307	$4,898	$2,611

Notes:
1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in 2 below, are employed by the Group through Hunter Dickinson Services Inc. (refer (b)).

2.	Represents short term employee benefits, including salaries and directors fees paid and payable to the Group’s independent directors, PLP CEO, PMC Chair and PLP SVP.

3.	Performance bonuses were paid to the PLP CEO for the 2015 and 2016 fiscal years respectively.

Subsequent to June 30, 2017, 639,031 RSUs granted to the Board Chair, CEO and CFO in 2016 vested. A further 434,742 RSUs were issued to the same individuals. (note 13).

Page| 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions and outstanding balances with HDSI for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three months		Six months
Transactions	2017	2016	2017	2016
Services rendered by HDSI:	$1,190	$964	$2,362	$2,024
Technical	508	338	926	626
Engineering	133	44	212	81
Environmental	158	107	283	201
Socioeconomic	188	182	375	334
Other technical services	29	5	56	10
General and administrative	682	626	1,436	1,398
Management, corporate communications, secretarial, financial and administration	549	496	1,094	1,108
Shareholder communication	133	130	342	290

Reimbursement of third party expenses	215	115	370	265
Conferences and travel	98	47	185	91
Insurance	42	–	42	42
Office supplies and information technology	75	68	143	132

Total value of transactions	$1,405	$1,079	$2,732	$2,289

9.	TRADE AND OTHER PAYABLES

	June 30	December 31
Falling due within the year	2017	2016
Trade [1]	$8,551	$1,260
Total	$8,551	$1,260

Non-current liabilities
Trade [1]	$13,716	$-
Total	$13,716	$-

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Note to tables

1.

Current and non-current trade payables include additional legal fees totalling $20,573 (US$15,867) which became due and payable on settlement with the EPA announced in May 2017. The first tranche of $6,858 (US$5,289) is payable before December 15, 2017. The remaining two tranches are payable in December 2018 and 2019 respectively and are included in non-current liabilities.

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Loss attributable to common shareholders	$30,183	$6,588	$35,594	$14,851
Weighted average number of common shares outstanding (000s)	301,220	230,920	295,964	226,513

For the three and six months ended June 30, 2017, the diluted loss per share does not include the effect of 14,128,831 (2016 – 10,234,800) employee options outstanding, 1,097,160 (2016 – nil) other share-based payments and 42,499,312 (2016 – 55,284,348) non-employee options and warrants as they are anti-dilutive.

11.	EMPLOYMENT COSTS

During the three and six months ended June 30, 2017, the Group recorded $3,400 (2016 – $2,853) and $6,300 (2016 – $5,065) respectively, in salaries and benefits, including share-based payments and amounts paid to HDSI (note 8(b)) for services provided to the Group by HDSI personnel.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of June 30, 2017:

	2017		Fiscal		Fiscal
	(After June 30)		2018		2019		Total
	(‘000s	)	(‘000s	)	(‘000s	)	(‘000s	)
Anchorage office lease [1]	US$ 44		US$ 91		US$ 94		US$ 229
Pebble Project site leases [2]	82		59		–		141
Total	US$ 126		US$ 150		US$ 94		US$ 370
Total in Canadian dollars [3]	$163		$194		$122		$479

Notes:

1.	The initial 5 year lease term expires on October 31, 2021.

2.	The Group has leases for a hangar at site and core storage. The hanger lease expires May 1, 2018 and the core yard lease expires June 1, 2018.

3.	Converted at the Wall Street Journal closing rate of $1.2966 per US$ on June 30, 2017.

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Legal

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project, which the Group is attempting to develop. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act. The plaintiffs in both the Kirwin and Schubert actions have since voluntarily dismissed their claims without prejudice. The Company understands that the plaintiffs in the Diaz action intend to proceed, and amend their complaint in the coming months. The Company will evaluate any new claims in that action when they are filed. The Company believes that the allegations in the existing complaint are without merit, and it intends to defend itself vigorously in the Diaz action.

13.	EVENTS AFTER THE REPORTING DATE

(a)	Vesting of and Issue of Restricted Share Units ("RSUs”)

On July 11, 2017, 639,031 RSUs which were granted to the Group’s Board Chair CEO and CFO in 2016 vested. The Group settled the equity obligation by making a cash payment of $1,099 based on the 5 day average of TSX closing prices up to July 11, 2017 of $1.72 per RSU pursuant to the terms of the RSU Plan.

On July 27, 2017, the Group’s Compensation Committee approved a 2016 executive short term incentive bonus/compensation to the Group’s Board Chair, CEO and CFO. The compensation comprised of cash of $190 and amount to be paid in RSUs of $761 for a total compensation of $951. For the RSU portion, a total of 434,742 RSUs were issued pursuant to the RSU Plan and vest on the payout date which is July 28, 2018. The RSUs have an expiry date of December 31, 2020.

(b)	Grant of Options

On July 27, 2017, the Group granted 5,808,000 options, with an exercise price of $1.75 per option, to directors, senior management, employees and service providers. The options vest 1/3 on date of grant, 1/3 on July 27, 2018 and 1/3 on July 27, 2019. The options will expire July 27, 2020 or July 27, 2022.

Page | 19